[BP Letterhead]

December 4, 2018

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance — Office of Natural Resources,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:	Anuja A. Majmudar

Re:	Acceleration Request for BP p.l.c. and BP Capital Markets America Inc. Registration Statement on Form F-4 (File Nos. 333-228369 and 333- 228369-01)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BP p.l.c. (“BP”), on behalf of itself and BP Capital Markets America Inc. (together, the “Registrants”), hereby requests that the effective date of the Registrants’ Registration Statement on Form F-4, Registration Numbers 333-228369 and 333-228369-01 (the “Registration Statement”) be accelerated so that the Registrants’ Registration Statement will become effective at 12:00 p.m., Washington, D.C. time, on December 7, 2018, or as soon thereafter as practicable.

*            *             *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John Horsfield-Bradbury at Sullivan & Cromwell LLP at +44 20 7959 8900.

Sincerely,

BP p.l.c.

By:	/s/ Jens Bertelsen
Name: Jens Bertelsen
Title: Deputy Secretary